SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C
(Rule 13-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SpeedFam-IPEC, INC.

(Name of Subject Company (Issuer))

SpeedFam-IPEC, INC.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of $6.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After July 2, 2001
(Title of Class of Securities)

847705100
(CUSIP Number of Class of Securities)

J. Michael Dodson
Secretary and Chief Financial Officer
SpeedFam-IPEC, Inc.
305 North 54th Street
Chandler, Arizona 85226
(480) 705-2100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rules 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

TEXT OF E-MAIL TO ELIGIBLE EMPLOYEES ON DECEMBER 14, 2001

SpeedFam-IPEC, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, SpeedFam-IPEC will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal, and other related documents. Employees of SpeedFam-IPEC who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal, and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of SpeedFam-IPEC who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of SpeedFam-IPEC who are eligible for the offer to exchange by contacting the person specified in these documents.

To: Current Eligible SpeedFam-IPEC Employees

The board of directors of SpeedFam-IPEC has approved an important new option exchange program for eligible SpeedFam-IPEC employees that currently have option grants. As a result of the volatility in the stock market reflecting the current economic climate, many of you hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our board of directors recognizes that your options may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, we are happy to announce that SpeedFam-IPEC’s board of directors has authorized an option exchange program. This is a voluntary program that allows eligible employees of SpeedFam-IPEC to cancel their current stock options with an exercise price of $6.00 or more per share in exchange for new options that will be granted no earlier than six months and one day after the options are canceled. The number of shares of common stock subject to new options to be granted to each eligible employee will be equal to 50% of the number of shares subject to the options tendered by such eligible employee and accepted for exchange. This means that for every two options that you tender and we accept for exchange, you will receive one new option. Based upon certain accounting considerations, executive officers, directors, and employees who have received options after July 2, 2001 are not eligible for this offer.

You will be receiving detailed information about this program within the next few weeks, including a set of frequently asked questions and answers about the program. The offer will be made under the terms and subject to the conditions of an offer to exchange and related documents that will be e-mailed to your SpeedFam-IPEC e-mail account unless you otherwise notify us that you prefer to receive these documents in paper format. You can request paper format by contacting Jeannine Ehrlich at (480) 785-4439. In addition, we have provided an online calculator on our intranet website http://siweb/corp/finance/finance.htm which will allow you to better assess the advisability of the exchange offer.

Richard J. Faubert President and Chief Executive Officer